EXHIBIT 21.1

Direct Subsidiaries of Ariel Way, Inc.

Subsidiary	Jurisdiction of Incorporation
dbsXmedia, Inc.	Delaware
Enfotec, Inc.	Delaware

Direct Subsidiaries of dbsXmedia, Inc.

Subsidiary	Jurisdiction of Incorporation
dbsXmedia, Ltd.	United Kingdom